Mail Stop 3561

                                                April 25, 2006

Peter E. Julian
Chief Executive Officer
Performance Home Buyers, LLC
4130 Linden Avenue
Dayton, Ohio 45432

      Re:	Performance Home Buyers, LLC
      Amendment No. 3 to Registration Statement on Form SB-2
      Filed April 14, 2006
      File No. 333-129604

Dear Mr. Julian:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	All page numbers refer to the courtesy copy of the registration statement that you provided to us.

Cover Page
1. We note your response to comment 1 in our letter dated February 24, 2006. Please revise to omit the use of footnotes on the cover, and please prominently disclose on the cover page the maximum aggregate principal amount of each type of note that you are offering. You may consider omitting your logo to accommodate the one-page limit.
Risk Factors, page 8

If the Class C VIEs` creditors do not agree to revise the promissory notes..., page 17
2. Please revise to quantify the aggregate principal and interest amount on the promissory notes.

Capitalization, page 24
3. We note that the difference between the "actual" and "as adjusted" amount of notes, mortgages and other obligations payable does not agree or reconcile to the table in "Use of Proceeds." Please advise or revise.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 25

VIEs and Prior Financings, page 26
4. We note your response to comment 1 in our letter dated February 27, 2006 and the revisions to your disclosure. Please tell us why the proceeds from the sale of the subordinated debt units discussed in the second paragraph do not agree to the amount disclosed in your statements of cash flows. If necessary, please revise or advise. If you revise, please similarly revise your disclosure in the first paragraph on page 31.

Financial Operations Review, page 25

Year Ended December 31, 2005 Compared With Year Ended December 31,
2004, page 27
5. We note your response to comment 4 in our letter dated February 27, 2006 and the revisions to your disclosure. Please provide a more informative discussion and analysis of gross profit related to sales of residential and rental properties and rental operations and the impact of consolidation of the VIEs. For example, please quantify sales, rental income and gross profit related to properties owned by
PHB, LLC and the VIEs and discuss each of the significant factors, including volume, sales prices and cost of sales/valuation of VIE inventories, which had a material impact on gross profit.
6. We note your response to comment 13 in our letter dated
February
24, 2006; however, we reissue that part of our comment asking you to discuss changes in the cost of rental property sold and cost of rental operations.


Liquidity and Capital Resources, page 28

Liquidity, page 28
7. We note your responses to comments 8 and 9 in our letter dated
February 8, 2006 and the revisions to your disclosure. However, we note the following items:

* the amounts of cash distributions and capital contributions in the sixth paragraph on page 31 do not reconcile to the amounts disclosed in your statements of cash flows;

* capital contributions from common members in connection with the purchase transaction discussed in the last paragraph on page 31 do not agree to the amount disclosed in Note 11 to your financial statements;

* your discussion of loans from owners in the last paragraph on page
31 does not include the loan received from the Class A preferred member disclosed on page 46 and Note 5 to the financial statements;
and

* proceeds from the sale of subordinated debt units discussed in the second complete paragraph on page 32 does not agree to the amount disclosed in your statements of cash flows.

Please advise or revise your disclosures as necessary.

8. We note that the total amount of renegotiated Class C VIE notes as of March 31, 2006 disclosed in the second paragraph in your discussion of VIEs on page 32 is less than the amount of renegotiated notes as of December 31, 2005 disclosed on page F-21. Please advise or revise as appropriate.

Certain Relationships and Related Transactions, page 46

Restructuring the Class C VIEs` Debt and Sale of Additional Class
C
Preferred Units, page 47
9. We note that the amount of Class C preferred units sold in July 2005 to the six VIEs differs from the amount disclosed in the third paragraph on page F-19. Please advise or revise.




Plan of Distribution, page 68
10. We note your response to comment 17 in our letter dated
February
24, 2006; however, we reissue our comment asking you to provide your analysis with respect to each person who will be relying on Rule 3a4-
1.  We note that in your response you state that the Chief
Executive
Officer, Chief Operating Officer, Chief Financial Officer and the directors may participate in the selling efforts.

Financial Statements, page F-1

General
11. We note that you restated your financial statements as of and for the year ended December 31, 2004 to correct an error in application of FIN 46(R). Please disclose the nature of the error in previously issued financial statements and the effect of its correction on your financial statements in accordance with paragraph 37 of APB 20.
In
that regard, we note that the cumulative effect of retroactively adopting FIN 46(R) was reported as an adjustment to accumulated deficit. The difference between the net amount added to your balance sheet and the amount of any previously recognized interests in the consolidated entities should be recognized as the cumulative effect of an accounting change. Refer to paragraphs 37 and 40 of FIN 46(R).
Please revise to reflect the cumulative effect of adopting FIN
46(R)
in net income or tell us why your presentation is appropriate. In addition, please label all columns in the financial statements for the year ended December 31, 2004 "as restated."

Report of Independent Registered Public Accounting Firm, page F-2
12. Please include an explanatory paragraph that refers to the correction of the error in application of FIN 46(R). Such explanatory paragraph should identify the nature of the error and refer the reader to the note in the financial statements that discusses the error correction in detail. Refer to Auditing Standards Codification AU Section 420.12.

Consolidated Balance Sheet, page F-3
13. We note that deficits of controlling and noncontrolling interests are set forth under the "Commitments and Contingencies Deficit" caption. Please revise to present commitments and contingencies as a line item separate from the "Deficit" caption.




Consolidated Statements of Changes in Deficit, page F-5
14. We note that the amount of distributions for the year ended December 31, 2004 net of non-cash transactions disclosed in Note 11 does not agree to the related cash flow amount disclosed in the statements of cash flows. Please provide us with a reconciliation of these disclosures or revise your disclosures as appropriate.

Notes to Consolidated Financial Statements, page F-7

Note 1 - Description of Business and Summary of Significant
Accounting Policies, page F-7

Note 2 - Variable Interest Entities (VIE), page F-8

15. Please revise your disclosure to clearly indicate why you are the primary beneficiary of each of the VIEs based on the criteria in paragraphs 14 and 17 of FIN 46(R). In doing so, please disclose as appropriate whether the implicit and explicit variable interests in the VIEs held by you and your related parties absorb a majority of the expected losses of the VIEs and whether you are the party most closely associated with the VIEs. In addition, please tell us whether the owners of Group 2 VIEs, High Yield and DTX who are not officers and directors of the Company are related parties as defined in paragraph 16 of FIN 46(R) and if so why. Finally, please tell us the facts and circumstances that support a conclusion that you are the party most closely associated with each of the VIEs.
16. We note your response to comment 22 in our letter February 22, 2006 and the revisions to your disclosures. Please disclose the purchase price of the net assets of the Group 1 entities, the consideration paid, the amounts assigned to each major asset and liability at the acquisition date and the related capital contributions.
17. Please tell us why the elimination of net sales of residential property for the year ended December 31, 2004 differs from the amount previously reported. Please also tell us the items included in the elimination of selling, general and administrative expenses other than fees incurred under the Agreement for Services with Performance of Home Buyers, Inc. disclosed on page 47 for each year presented.

18. Please provide us a schedule of the assets, liabilities and equity (deficit) of each VIE included in the consolidating balance sheets.

Note 4 - Notes, Mortgages and Other Obligations Payable, page F-16
19. Please disclose the carrying amounts of assets pledged to collateralize debt obligations of PHB LLC.

Note 9 - Contingencies, page F-22

Delinquent VIE Notes, page F-21
20. We note your response to comment 24 in our letter dated
February
24, 206 and the revisions to your disclosure. We also note that the amount of delinquent VIE notes exchanged for new notes exceeds the total amount of renegotiated Class C VIE notes disclosed on page 32.
Please advise or revise as appropriate.
21. We note your response to comment 25 in our letter dated
February
24, 2006. Please provide us with the form of the long-term note agreement issued by VIEs in exchange for the Class C preferred units which includes the right of set-off provisions.

Exhibit 12.1
22. We note that the amount of interest expense does not agree to your consolidated statements of operations for the year ended
December 31, 2005. Please revise or tell us why a revision is not necessary.


*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.






      You may contact William Thompson, Staff Accountant, at (202) 551-3344 or Jim Allegretto, Senior Assistant Chief Accountant, at
(202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Peggy Kim,
Senior Staff Attorney, at (202) 551-3411, or me at (202) 551-3720
with any other questions.

Sincerely,



H. Christopher Owings
Assistant Director

cc:	Philip Colton, Esq.
	Winthrop & Weinstine, P.A.
	Via Facsimile
Peter E. Julian
Performance Home Buyers, LLC
April 25, 2006
Page 1